                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ______________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    13d-2(a)

                                 Amendment No. 4

                               Rent-A-Center, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   76009N 10 0
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                             John F. Hartigan, Esq.
                           Morgan, Lewis & Bockius LLP
                               300 S. Grand Avenue
                             Los Angeles, CA 90071
                                 (213) 612-2500
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 29, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION OF ABOVE PERSON
                  Apollo Investment Fund IV, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [x]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS
                  OO
--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) OR 2(e)     [_]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                  6,597,774

--------------------------------------------------------------------------------
                        8      SHARED VOTING POWER
                                  277,684
NUMBER OF SHARES
   BENEFICIALLY   --------------------------------------------------------------
  OWNED BY EACH         9      SOLE DISPOSITIVE POWER
REPORTING PERSON                  6,597,774
      WITH
                  --------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                                  277,684
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  6,875,458 shares of Common Stock
--------------------------------------------------------------------------------

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN
                  SHARES*                                      /X/
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   19.0%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                  PN
--------------------------------------------------------------------------------
CUSIP No. 76 009N 10 0                   13D                        Page 2 of 7

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION OF ABOVE PERSON
                  Apollo Overseas Partners IV, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [x]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS
                  OO
--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) OR 2(e)     [_]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                                  354,016

--------------------------------------------------------------------------------
                        8     SHARED VOTING POWER
                                  277,684
NUMBER OF SHARES
   BENEFICIALLY   --------------------------------------------------------------
  OWNED BY EACH         9     SOLE DISPOSITIVE POWER
REPORTING PERSON                  354,016
      WITH
                  --------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                  277,684
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  631,700 shares of Common Stock
--------------------------------------------------------------------------------

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*                                      /X/
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.8%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                  PN
--------------------------------------------------------------------------------
CUSIP No. 76 009N 10 0                   13D                        Page 3 of 7

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION OF ABOVE PERSON
                  Apollo Advisors IV, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [x]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS
                  OO
--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) OR 2(e)     [_]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                                  6,951,790

--------------------------------------------------------------------------------
                        8     SHARED VOTING POWER
                                  277,684
NUMBER OF SHARES
   BENEFICIALLY   --------------------------------------------------------------
  OWNED BY EACH         9     SOLE DISPOSITIVE POWER
REPORTING PERSON                  6,951,790
      WITH
                  --------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                  277,684
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  7,229,474 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN
                  SHARES*                                      /X/
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  20.6%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                  PN
--------------------------------------------------------------------------------
CUSIP No. 76 009N 10 0                   13D                        Page 4 of 7

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     This Amendment No. 4 to Schedule 13D supplements and amends the following items of the Statement on Schedule 13D of Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and Apollo Advisors IV, L.P. (the "Reporting Persons") originally filed on August 17, 1998, Amendment No. 1 filed on August 27, 1998, Amendment No. 2 filed on October 8, 2001 and Amendment No. 3 filed on May 14, 2002 with respect to the shares of common stock, par value $.01 per share (the "Common Stock"), of Rent-A-Center, Inc. ("Rent-A-Center" or the "Issuer").

     Responses to each item of this Schedule, as applicable, are incorporated by reference into the response to each other item.

Item 1.  Security and Issuer

Item 2.  Identity and Background

Item 3.  Source and Amount of Funds or Other Consideration

Item 4.  Purpose of Transaction

Item 5.  Interest in Securities of the Issuer

     Item 5 is hereby amended by deleting it in its entirety and substituting the following therefor:

     On May 29, 2002, AIFIV, Overseas IV and Bear Stearns (collectively, the "Selling Stockholders") sold an aggregate of 3,500,000 shares of Common Stock pursuant to an underwritten offering as discussed in the registration statement on Form S-3 (File No. 333-87752) filed by the Issuer with the Securities and Exchange Commission on May 7, 2002 (thereafter amended on May 9, 2002, May 20, 2002 and May 22, 2002, as amended, the "Registration Statement").

     In the sale, AIFIV sold 3,194,174 shares of Common Stock and Overseas IV sold 171,384 shares of Common Stock. If the underwriters of the offering exercise the overallotment option granted to them by the Selling Stockholders in the underwriting agreement governing the transaction, AIFIV may sell up to an additional 479,126 shares of Common Stock and Overseas IV may sell up to an additional 25,707 shares of Common Stock. The underwriters must exercise their overallotment option, if at all, prior to June 21, 2002.

     Following such sale (and without giving effect to any exercise of the underwriters' overallotment option), the Reporting Persons beneficially own 193,050 shares of Series A Preferred Stock and 44 shares of Common Stock. Each share of Series A Preferred Stock is convertible into approximately 36.01 shares of Common Stock for an aggregate of 6,951,746 shares of Common Stock. Assuming the conversion of all of the shares of Series Preferred Stock as of the date hereof, the Common Stock beneficially owned by the Reporting Persons would represent approximately 20.0% of the outstanding Common Stock of the Issuer. Beneficial ownership of such shares of Series A Preferred Stock was acquired as described in Item 3 and Item 4.

     Pursuant to an agreement entered into among AIFIV, Overseas IV, Bear Stearns MB 1998-1999 Pre-Fund, LLC, as successor in interest of RC Acquisition Corp. ("Bear Stearns") and the Issuer, the Reporting Persons may be deemed to have shared voting and/or dispositive power with respect to an additional 7,711 shares of Series A Preferred Stock, which are convertible into approximately 277,684 shares of Common Stock. The Reporting Persons disclaim any beneficial ownership except to the extent of their pecuniary interest.

     See also the information contained on the cover pages to this Amendment No. 4 to Schedule 13D which is incorporated hereby by reference.

         (a) See the information contained on the cover pages to this Amendment No. 4 to Schedule 13D which is incorporated herein by reference.

         (b) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Amendment No. 4 to Schedule 13D.

         (c)  Not applicable.

         (d)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 is hereby amended and supplemented as follows:

     On May 22, 2002, the Selling Stockholders entered into an Underwriting Agreement with Morgan Stanley & Co. Incorporated, Bear Stearns & Co. Inc., Lehman Brothers Inc., Sun Trust Capital Markets, Inc. and Wachovia Securities, Inc. (collectively, the "Underwriters") and the Issuer for the sale of 3,500,000 shares of Common Stock beneficially owned by the Selling Stockholders. Pursuant to the Underwriting Agreement, the Selling Stockholders have granted the Underwriters the right to purchase up to an additional 525,000 shares of Common Stock to cover over-allotments.

Item 7.    Material to Be Filed as Exhibits

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date: June 3, 2002                        APOLLO INVESTMENT FUND IV, L.P.

                                          By:    APOLLO ADVISORS IV, L.P.
                                                 Its General Partner

                                                 By: APOLLO CAPITAL
                                                     MANAGEMENT IV, INC.
                                                     Its General Partner

                                                     By: /s/  Michael D. Weiner
                                                         -----------------------
                                                         Michael D. Weiner
                                                         Vice President

Date: June 3, 2002                        APOLLO OVERSEAS PARTNERS IV, L.P.

                                          By:    APOLLO ADVISORS IV, L.P.
                                                 Its Managing General Partner

                                                 By: APOLLO CAPITAL
                                                     MANAGEMENT IV, INC.
                                                     Its General Partner

                                                     By: /s/  Michael D. Weiner
                                                         -----------------------
                                                         Michael D. Weiner
                                                         Vice President

Date: June 3, 2002                        APOLLO ADVISORS IV, L.P.

                                          By:    APOLLO CAPITAL MANAGEMENT IV,
                                                 INC.
                                                 Its General Partner

                                                 By: /s/ Michael D. Weiner
                                                     ---------------------------
                                                     Michael D. Weiner
                                                     Vice President